Via Facsimile and U.S. Mail
Mail Stop 6010

November 21, 2007

Mr. James A. Fine
Chief Financial Officer
Investors Title Company
121 North Columbia Street
Chapel Hill, NC   27514

Re: Investors Title Company
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed on March 9, 2007
File No. 0-11774

Dear Mr. Fine:

We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Exhibit 13

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 1

Critical Accounting Estimates and Policies, page 2
Reserve for Claim Losses, page 2

1. We believe that reference to an independent actuary requires the consulting firm be named in a '34 Act filing. Additionally, if the Form 10-K is incorporated by

reference into a '33 Act registration statement, a consent from the actuary must be provided in the '33 Act registration statement.

2. Please revise your disclosures to identify and describe the key assumptions that materially affect the reserve estimate in addition to discussing the factors considered in recording the expected liability for claims. For each of your key assumptions quantify and explain what caused them to change from the assumptions used in the immediately preceding period. This discussion should show the link between what has happened to the key assumptions in the past to what management is currently using as its key assumptions in light of the difference between the anticipated and actual loss emergences experienced. Explicitly identify and discuss key assumptions as of December 31, 2006 that are premised on future emergence that are inconsistent with historical loss reserve development patterns and explain why these assumptions are now appropriate given the inconsistency identified.

3. It appears that you have significantly revised your provision for losses of insured events of prior years. Please revise your disclosures to explain the reasons for your change in estimate:

   • Identify and describe in reasonable specificity the nature and extent of a) new events that occurred or b) additional experience/information obtained since the last reporting date that led to the change in estimates.

   • Ensure your disclosure clarifies the timing of the change in estimate such as why recognition occurred in the periods that it did and why recognition in earlier periods was not required.

Consolidated Financial Statements

Notes to Consolidated Financial Statements, page 16

6. Reserves for Claims, page 22

4. Please revise your disclosures to include a discussion of the reasons for the changes in incurred claims and claim adjustment expenses recognized in the income statement attributable to insured events of prior fiscal years for all periods presented in accordance with paragraph 11 of SOP 94-5. Indicate whether additional premiums or return premiums have been accrued as a result of the prior-year effects.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ibolya Ignat, Staff Accountant at (202) 551-3656, or Mary Mast, Senior Staff Accountant, at (202) 551-3613 if you have questions regarding the comment. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant